Exhibit 99.91

SIGNATURE PAGE AND CERTIFICATE OF QUALIFIED PERSON

JOSHUA C. STEWART

I, Joshua C. Stewart, P.E., P.G., do hereby certify that:

1.	I am a Project Engineer for BRS, Inc., 1130 Major Avenue, Riverton, Wyoming 82501.

2.	I am a contributing author of the Technical Report titled “Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA Mineral Resource Technical Report, National Instrument 43-101, Update, (the “Technical Report”).

3.	I graduated from the Colorado School of Mines with a Bachelor of Science degree in Geological Engineering in 2014 and a Master of Science in Geological Engineering in 2016. I am a licensed Professional Engineer in Wyoming and a licensed Professional Geologist in Wyoming.

4.	I have worked as an engineer and a geologist for 7 years. My work experience includes open pit mining and reclamation operations, hydrology, and mineral resource modelling.

5.	I have not visited the site.

6.	I am responsible for the material in Section 14 of the report.

7.	I am independent of the issuer in accordance with the application of Section 1.5 of NI 43-101. I have no financial interest in the property and am fully independent of encore. I hold no stock, options or have any other form of financial connection to encore.

8.	I do not have prior working experience on the property as stated in the report.

9.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.

11.	As of the date of this report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.	I consent to the filing of the Technical Report and the Annual Information Form referencing the Technical Report with any stock exchange and/or other appropriate regulatory authority.

February 25, 2022

“Original signed and sealed”

Isl Joshua C. Stewart